

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

November 29, 2010

Mr. Jimmy Chow Chun Man, Chief Financial Officer
China Enterprises Limited
Unit 3101, 31st Floor, Bank of America Tower
12 Harcourt Road, Central
Hong Kong

      RE: China Enterprises Limited
              Form 20-F for the Fiscal Year ended December 31, 2008
              File No. 1-12126

Dear Mr. Man:

We have reviewed your response letter dated November 5, 2010 and have the following additional comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

<u>FORM 20-F FOR THE YEAR ENDED DECEMBER 31, 2008</u>

<u>General</u>

1. The Staff of the Division of Investment Management, without necessarily agreeing with the various components of your analysis concerning whether the company is an investment company for purposes of the Investment Company Act of 1940, has asked that you respond to the following additional questions with respect to the same:

    - In addition to the investor expectation analysis you present under *National Presto*, please address each of the remaining fundamental factors delineated in In re Tonopah Mining Co., 26 S.E.C. 426 (1947).

Mr. Jimmy Chow Chun Man
China Enterprises Limited
November 29, 2010
Page 2 of 2

- You assert that the company has not made and is not making a public offering of securities in the United States for purposes of Sections 3(c) and 7(d) of the Investment Company Act of 1940. Please provide your analysis supporting this assertion.

- As an alternative to your legal argument, you represent that the company is in the process of reconfiguring its assets so as to fall below the investment securities threshold(s) in Section 3(a) of the Investment Company Act of 1940 and/or the rules thereunder. Please explain what this reconfiguration will entail and please report on the progress of this process.

2. We have reviewed your response to prior comment 3 from our letter dated September 24, 2010. Please file an amendment to your Form 20-F to comply with these previously issued comments.

You may contact Jeffrey Gordon, Staff Accountant, at (202) 551-3866 or, in his absence, Nudrat Salik, Staff Accountant, at (202) 551-3692 if you have questions regarding these comments.

Sincerely,

Rufus Decker
Accounting Branch Chief